UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective June 6, 2026, Mr. Bin Tan (“Mr. Tan”) resigned as the Chief Operating Officer (“COO”) of the Company. The resignation of Mr. Tan was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Linxi Xie
Linxi Xie
Chief Executive Officer